EXHIBIT 12.3

PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In thousands, except ratio)

	Nine
	Months Ended	Year Ended December 31,
	September 30, 2007	2006	2005	2004	2003	2002
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$37,797	$51,069	$49,102	$49,015	$59,013	$56,409
Amortization of debt premium, discount and expenses	3,467	2,871	2,856	3,035	2,958	2,302
Other interest	7,580	4,842	2,575	1,719	3,860	3,173
Estimated interest factor of lease rental charges	13,358	16,927	17,663	17,180	17,890	22,290
Interest capitalized	3,410	1,946	1,054	752	909	-
Total Fixed Charges	65,612	77,655	73,250	71,701	84,630	84,174

Preferred dividend requirements	635	826	788	903	774	905

Total Fixed Charges and Preferred Dividend Requirements	$66,247	$78,481	$74,038	$72,604	$85,404	$85,079

Earnings, as defined by the Securities and Exchange
Commission:

Earnings before income taxes	$42,213	$110,955	$77,118	$143,839	$89,272	$93,790
Fixed charges as above	65,612	77,655	73,250	71,701	84,630	84,174
Interest capitalized	(3,410)	(1,946)	(1,054)	(752)	(909)	-

Earnings Available for Fixed Charges	$104,415	$186,664	$149,314	$214,788	$172,993	$177,964

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.58	2.38	2.02	2.96	2.03	2.09